SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14D-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Gucci Group N.V.

(Name of Subject Company)

Pinault-Printemps-Redoute S.A.

(Name of Filing Person — Offeror)

COMMON SHARES, NOMINAL VALUE € 1.02 PER SHARE

(Title of Class of Securities)

401566104

(CUSIP Number of Class of Securities)

Serge Weinberg

Chairman and Chief Executive Officer
Pinault-Printemps-Redoute S.A.
10, avenue Hoche
75381 Paris Cedex 08
France
(011 33 1) 45 64 61 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Filing Persons)

Copies to:

David A. Katz, Esq.

Joshua R. Cammaker, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,171,786,883.44	$401,865.40

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,088,247 Common Shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V., at a purchase price of $85.52 per Share net in cash. Such number of Shares represents the 101,106,921 Shares outstanding as of March 31, 2004, less the 67,570,154 Shares already beneficially owned by Pinault-Printemps-Redoute S.A., plus 3,551,480 Shares issuable on exercise of options to purchase Shares, which options (i) were vested and exercisable as of March 31, 2004 or would become vested and exercisable prior to the expiration of the Offer and (ii) include 2,450,000 “out of the money” options, having an exercise price that exceeds the Offer Price.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☑ third-party tender offer subject to Rule 14d-1.

      ☐ issuer tender offer subject to Rule 13e-4.

      ☑ going-private transaction subject to Rule 13e-3.

      ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 10. Financial Statements.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
OFFER TO PURCHASE
LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
LETTER TO BROKERS, DEALERS
LETTER TO CLIENTS
GUIDELINES FOR CERTIFICATION OF TAXPAYER ID #
SUMMARY ADVERTISEMENT
DUTCH ADVERTISEMENT
APPLICATION FORM, DEED OF TRANSFER
PRESENTATION MATERIALS OF MORGAN STANLEY
PRESENTATION MATERIALS OF UBS
LETTER AGREEMENT
FORM OF LETTER AGREEMENT
FORM OF SHARE OPTION/SHARE APPREC. RIGHTS AGRMT.
FORM OF LETTER AGREEMENT

      This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) is filed by Pinault-Printemps-Redoute S.A., a société anonyme with a management board and supervisory board and organized under the laws of the Republic of France (the “Purchaser” or “PPR”), and relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V. (“Gucci”) that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

      Not applicable.

Item 12.	Exhibits.

Exhibit
No.		Description

(a	)(1)	Offer to Purchase, dated April 1, 2004
(a	)(2)	Letter of Transmittal
(a	)(3)	Notice of Guaranteed Delivery
(a	)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a	)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a	)(7)	Summary advertisement dated April 1, 2004
(a	)(8)	Dutch advertisement dated April 1, 2004
(a	)(9)	Application Form, Deed of Transfer (for holders of Dutch Registered Shares)
(a	)(10)	Press release issued by PPR dated July 3, 2002 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(11)	Press release issued by Gucci dated July 16, 2002 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(12)	Press release issued by Gucci dated January 24, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(13)	Press release issued by PPR dated January 24, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(14)	Press release issued by PPR dated May 2, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(15)	Press release issued by PPR dated May 9, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(16)	Press release issued by Gucci dated May 28, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(17)	Press release issued by PPR dated July 23, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(18)	Press release issued by PPR dated August 22, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(19)	Press release issued by PPR dated September 25, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(20)	Press release issued by PPR dated October 3, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))

1

Exhibit
No.		Description

(a	)(21)	Press release issued by Gucci and PPR dated November 4, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(22)	Press release issued by Gucci dated February 16, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(23)	Press release issued by Gucci dated March 3, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(24)	Press release issued by PPR dated March 22, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(25)	Press release issued by Gucci dated April 1, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(26)	Press release issued by PPR dated April 1, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(b	)	None
(c	)(1)	Opinion of Morgan Stanley, dated March 29, 2004 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c	)(2)	Opinion of UBS, dated March 29, 2004 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c	)(3)	Opinion of J.P. Morgan plc, dated March 31, 2004 (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c	)(4)	Presentation materials of Morgan Stanley, dated March 29, 2004
(c	)(5)	Presentation materials of UBS, dated March 29, 2004
(d	)(1)	Settlement and Stock Purchase Agreement, dated as of September 9, 2001, by and among Gucci, LVMH Moët Hennessy-Louis Vuitton S.A. and PPR, incorporated by reference to Amendment No. 5 to the Schedule 13D filed by PPR with the Securities and Exchange Commission (the “SEC”) on September 12, 2001
(d	)(2)	Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, by and among PPR, Société Civile de Gestion Financière Marothi and Gucci, incorporated by reference to Amendment No. 5 to the Schedule 13D filed by PPR with the SEC on September 12, 2001
(d	)(3)	Letter Agreement, dated December 9, 2003, by and between Gucci and Scholefield Goodman B.V.
(d	)(4)	Form of Letter Agreement to be entered into by and between PPR and certain Italian employees
(d	)(5)	Form of Share Option and Share Appreciation Rights Agreement, dated as of November 7, 2002, by and between Gucci and certain optionholders
(d	)(6)	Form of Letter Agreement to be entered into by and between Gucci and certain optionholders regarding treatment of unvested options following the Offer
(e	)	None
(f	)	None
(g	)	None
(h	)	None

Item 13.	Information Required by Schedule 13E-3.

      The audited financial statements of Gucci as of and for the two fiscal years ended January 31, 2002, and January 31, 2003, are hereby expressly incorporated herein by reference to Item 18 of Gucci’s Annual Report on Form 20-F for the fiscal year ended January 31, 2003, filed with the SEC on July 31, 2003. The unaudited financial information of Gucci as of and for the fiscal year ended January 31, 2004, is hereby expressly incorporated herein by reference to Gucci’s Report of Foreign Issuer on Form 6-K, filed with the SEC on April 1, 2004.

2

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINAULT-PRINTEMPS-REDOUTE S.A.

/s/ SERGE WEINBERG

Name: Serge Weinberg

Title:	Chief Executive Officer

Date: April 1, 2004

3

EXHIBIT INDEX

(a	)(1)	Offer to Purchase, dated April 1, 2004
(a	)(2)	Letter of Transmittal
(a	)(3)	Notice of Guaranteed Delivery
(a	)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a	)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a	)(7)	Summary advertisement dated April 1, 2004
(a	)(8)	Dutch advertisement dated April 1, 2004
(a	)(9)	Application Form, Deed of Transfer (for holders of Dutch Registered Shares)
(a	)(10)	Press release issued by PPR dated July 3, 2002 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(11)	Press release issued by Gucci dated July 16, 2002 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(12)	Press release issued by Gucci dated January 24, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(13)	Press release issued by PPR dated January 24, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(14)	Press release issued by PPR dated May 2, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(15)	Press release issued by PPR dated May 9, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(16)	Press release issued by Gucci dated May 28, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(17)	Press release issued by PPR dated July 23, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(18)	Press release issued by PPR dated August 22, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(19)	Press release issued by PPR dated September 25, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(20)	Press release issued by PPR dated October 3, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(21)	Press release issued by Gucci and PPR dated November 4, 2003 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(22)	Press release issued by Gucci dated February 16, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(23)	Press release issued by Gucci dated March 3, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(24)	Press release issued by PPR dated March 22, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(25)	Press release issued by Gucci dated April 1, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(a	)(26)	Press release issued by PPR dated April 1, 2004 (included as Annex F to the Offer to Purchase filed herewith as Exhibit (a)(1))
(b	)	None
(c	)(1)	Opinion of Morgan Stanley, dated March 29, 2004 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c	)(2)	Opinion of UBS, dated March 29, 2004 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))

(c	)(3)	Opinion of J.P. Morgan plc, dated March 31, 2004 (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c	)(4)	Presentation materials of Morgan Stanley, dated March 29, 2004
(c	)(5)	Presentation materials of UBS, dated March 29, 2004
(d	)(1)	Settlement and Stock Purchase Agreement, dated as of September 9, 2001, by and among Gucci, LVMH Moët Hennessy-Louis Vuitton S.A. and PPR, incorporated by reference to Amendment No. 5 to the Schedule 13D filed by PPR with the Securities and Exchange Commission (the “SEC”) on September 12, 2001
(d	)(2)	Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, by and among PPR, Société Civile de Gestion Financière Marothi and Gucci, incorporated by reference to Amendment No. 5 to the Schedule 13D filed by PPR with the SEC on September 12, 2001
(d	)(3)	Letter Agreement, dated December 9, 2003, by and between Gucci and Scholefield Goodman B.V.
(d	)(4)	Form of Letter Agreement to be entered into by and between PPR and certain Italian employees
(d	)(5)	Form of Share Option and Share Appreciation Rights Agreement, dated as of November 7, 2002, by and between Gucci and certain optionholders
(d	)(6)	Form of Letter Agreement to be entered into by and between Gucci and certain optionholders regarding treatment of unvested options following the Offer
(e	)	None
(f	)	None
(g	)	None
(h	)	None